 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Axonics Modulation Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05465P101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]Rule 13d-1(b)

[   ]Rule 13d-1(c)

[X]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05465P101	SCHEDULE 13G	Page 2 of 7

1. Names of Reporting Persons. Advent Life Sciences LLP
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,269,349 (See Item 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,269,349 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,269,349 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 3.7% (See Item 4)
12. Type of Reporting Person PN

CUSIP No. 05465P101	SCHEDULE 13G	Page 3 of 7

1. Names of Reporting Persons. Advent Life Sciences Fund II LP
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,269,349 (See Item 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,269,349 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,269,349 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 3.7% (See Item 4)
12. Type of Reporting Person PN

CUSIP No. 05465P101	SCHEDULE 13G	Page 4 of 7

1. Names of Reporting Persons. Shahzad Malik
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,510
6. Shared Voting Power 1,269,349 (See Item 4)
7. Sole Dispositive Power 4,510
8. Shared Dispositive Power 1,269,349 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,859 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 3.7% (See Item 4)
12. Type of Reporting Person IN

CUSIP No. 05465P101	SCHEDULE 13G	Page 5 of 7

ITEM 1.

(a) Name of Issuer:  Axonics Modulation Technologies, Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:  26 Technology Drive, Irvine, California 92618

ITEM 2.

(a) Name of Person Filing:  This Schedule 13G is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:  Advent Life Sciences LLP ("Advent"), Advent Life Sciences Fund II LP (the "Advent Fund"), and Shahzad Malik, who was as of December 31, 2019 a general partner of Advent.  Dr. Malik resigned as a member of the Issuer's board of directors on April 8, 2019.  The foregoing entities and Dr. Malik are individually and collectively referred to herein as the "Reporting Person" or the "Reporting Persons."  The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2020, a copy of which is attached as Exhibit 1 to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) Address of Principal Business Office, or if None, Residence:  The principal business office of each of the Reporting Persons is located at 158-160 North Gower Street, London NW1 2ND, United Kingdom.

(c) Citizenship:  Advent is a limited liability partnership organized under the laws of the United Kingdom.  The Advent Fund is a limited partnership organized under the laws of the United Kingdom.  Dr. Malik is a citizen of the United Kingdom.

(d) Title of Class of Securities:  Common Stock, $0.0001 par value per share ("Common Stock")

(e) CUSIP Number:  05465P101

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  As of December 31, 2019, each of Advent and the Advent Fund may be deemed to beneficially own 1,269,349 shares of Common Stock, and Dr. Malik may be deemed to beneficially own 1,273,859 shares of Common Stock.

As of December 31, 2019, Advent was the beneficial owner of 43,627 shares of Common Stock, the Advent Fund was the beneficial owner of 1,225,722 shares of Common Stock, and Dr. Malik was the beneficial owner of 4,510 shares of Common Stock.  By virtue of the affiliate relationships among the Reporting Persons, each of Advent and the Advent Fund may be deemed to beneficially own in the aggregate 1,269,349 shares of Common Stock as of December 31, 2019, and Dr. Malik may be deemed to beneficially own in the aggregate 1,273,859 shares of Common Stock as of December 31, 2019.

CUSIP No. 05465P101	SCHEDULE 13G	Page 6 of 7

Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.

(b) Percent of class:  As of December 31, 2019, each of Advent, the Advent Fund, and Dr. Malik may be deemed to beneficially own approximately 3.7% of the outstanding shares of Common Stock.

All percentages of ownership of Common Stock by Advent, the Advent Fund, and Dr. Malik in this Statement assume an aggregate of 33,978,911 shares of Common Stock issued and outstanding as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on December 12, 2019.

(c) Number of shares as to which such person has:

 (i)  Sole power to vote or to direct the vote

See Item 5 on the cover pages hereto.

 (ii) Shared power to vote or to direct the vote

See Item 6 on the cover pages hereto.

 (iii) Sole power to dispose or to direct the disposition of

See Item 7 on the cover pages hereto.

 (iv) Shared power to dispose or to direct the disposition of

See Item 8 on the cover pages hereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE    SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 05465P101	SCHEDULE 13G	Page 7 of 7

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2020

ADVENT LIFE SCIENCES LLP By: /s/ Shahzad Malik Name: Shahzad Malik Title: General Partner of Advent Life Sciences LLP
ADVENT LIFE SCIENCES FUND II LP By: /s/ Shahzad Malik Name: Shahzad Malik Title: General Partner of Advent Life Sciences LLP acting in its capacity as Manager of Advent Life Sciences Fund II LP
/s/ Shahzad Malik SHAHZAD MALIK

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.  Notwithstanding the foregoing, each of the undersigned disclaims beneficial ownership of the shares of the other, except to the extent of his or its pecuniary interest therein.

Date:  February 11, 2020

ADVENT LIFE SCIENCES LLP By: /s/ Shahzad Malik Name: Shahzad Malik Title: General Partner of Advent Life Sciences LLP
ADVENT LIFE SCIENCES FUND II LP By: /s/ Shahzad Malik Name: Shahzad Malik Title: General Partner of Advent Life Sciences LLP acting in its capacity as Manager of Advent Life Sciences Fund II LP
/s/ Shahzad Malik SHAHZAD MALIK